

March 11, 2010

Mr. Yongfu Zhu
Chief Financial Officer
Henix Resources, Inc.
#41 Huancheng Road
Xinjian Township
Jinyun County
Zhejiang, P.R. China

      Re: **Henix Resources, Inc**
                Form 8-K Filed March 10, 2010
                File No. 0-52747

Dear Mr. Yongfu Zhu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed March 10, 2010</u>

1. We note that on August 25, 2008, your Audit Committee undertook a proposal process and engaged GBH on March 3, 2010. Please clarify if these dates are correct.

2. We note your disclosure that Kempisty's reports on your financial statements for each of the two most recent fiscal years ended April 30, 2009 and April 30, 2008 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. However, the reports for each of the two most recent fiscal years ended April 30, 2009 and April 30, 2008 contained an explanatory paragraph which noted that

there was substantial doubt as to your ability to continue as a going concern. In addition, the audit report of your financial statements for the fiscal year ended April 30, 2008 was prepared by Manning Elliott LLP rather than Kempisty. Please modify your 8-K filed on March 10, 2010 to address these items.

3.   When filing your amended 8-K, please include an updated Exhibit 16 letter.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on this filing. Please contact Mark C. Shannon at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief